# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FuboTV Inc, CIK 0001484769
CUSIP: 35953D104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1290 Avenue of the Americas, New York, New York (NY), 10104
Date of event which requires filing of this statement: 10/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001655183

## Reporting persons
- Mudrick Capital Management L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,972,407; sole dispositive power 0; shared dispositive power 35,972,407; aggregate amount beneficially owned 35,972,407 (9.5% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of the issuer issued and outstanding as of October 31, 2025. Beneficial ownership consists of 35,972,407 shares of Class A Common Stock issuable upon conversion of convertible senior secured notes (the "Notes") held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,972,407; sole dispositive power 0; shared dispositive power 35,972,407; aggregate amount beneficially owned 35,972,407 (9.5% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 35,972,407 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Jason Mudrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,972,407; sole dispositive power 0; shared dispositive power 35,972,407; aggregate amount beneficially owned 35,972,407 (9.5% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 35,972,407 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity Fund Global, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,988,487; sole dispositive power 0; shared dispositive power 7,988,487; aggregate amount beneficially owned 7,988,487 (2.1% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 7,988,487 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,988,487; sole dispositive power 0; shared dispositive power 7,988,487; aggregate amount beneficially owned 7,988,487 (2.1% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 7,988,487 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,668,629; sole dispositive power 0; shared dispositive power 7,668,629; aggregate amount beneficially owned 7,668,629 (2% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 7,668,629 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 751,356; sole dispositive power 0; shared dispositive power 751,356; aggregate amount beneficially owned 751,356 (0.2% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 751,356 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,419,985; sole dispositive power 0; shared dispositive power 8,419,985; aggregate amount beneficially owned 8,419,985 (2.2% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 8,419,985 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,840,588; sole dispositive power 0; shared dispositive power 1,840,588; aggregate amount beneficially owned 1,840,588 (0.5% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 1,840,588 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,840,588; sole dispositive power 0; shared dispositive power 1,840,588; aggregate amount beneficially owned 1,840,588 (0.5% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 1,840,588 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,445,121; sole dispositive power 0; shared dispositive power 1,445,121; aggregate amount beneficially owned 1,445,121 (0.4% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 1,445,121 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.
- Mudrick Distressed Opportunity SIF GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,445,121; sole dispositive power 0; shared dispositive power 1,445,121; aggregate amount beneficially owned 1,445,121 (0.4% of the class)
  Comment: * Such shares and percentage are based on 342,724,309 shares of Class A Common Stock on October 31, 2025. Beneficial ownership consists of 1,445,121 shares of Class A Common Stock issuable upon conversion of the Notes held by the reporting person, including taking into account additional shares upon conversion as determined in accordance with the Section 14.03 of the applicable indenture of the issuer.

## Item 1. Issuer
Name of issuer: FuboTV Inc
Address of issuer's principal executive offices: 1290 Avenue of the Americas New York, NY, 10104

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Mudrick Capital Management, L.P. ("MCM"), Mudrick Capital Management, LLC ("MCM GP"), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. ("Global LP"), Mudrick GP, LLC ("Mudrick GP"), Mudrick Distressed Opportunity Drawdown Fund II, L.P. ("Drawdown II"), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. ("Drawdown II SC"), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC ("Drawdown II GP"), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. ("DISL") and Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC ("DISL GP"), Mudrick Distressed Opportunity SIF Master Fund, L.P. ("SIF"), Mudrick Distressed Opportunity SIF GP, LLC ("SIF GP"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, DISL, SIF, and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, MCM GP, DISL GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, DISL, SIF, and certain accounts managed by MCM. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities covered by this Schedule 13G for any purposes other than for purposes of Section 13(d) of the Exchange Act. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13G and incorporated herein by reference.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.
Citizenship: See responses to Item 4 of the Cover page of each Reporting Person, which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Cover Page Item 9 for each Reporting Person and Item 2(a), incorporated herein by reference. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported here for any purposes other than for purposes of Section 13(d) of the Exchange Act.
Percent of class: See Cover Page Item 11 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to vote or to direct the vote: See Cover Page Item 5 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to vote or to direct the vote: See Cover Page Item 6 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to dispose or to direct the disposition: See Cover Page Item 7 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to dispose or to direct the disposition: See Cover Page Item 8 for each Reporting Person and Item 2(a), incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, partners, members or managed accounts of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by such Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1 Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Mudrick Capital Management L.P.: By: Mudrick Capital Management, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (11/05/2025)